SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2010

Commission File Number:   333-13944

MAHANAGAR TELEPHONE NIGAM LIMITED
 (Name of Registrant)

12th Floor, Jeevan Bharati Tower-1, 124 Connaught Circus
New Delhi 110 001,  India
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Mahanagar Telephone (MTNL)

TABLE OF CONTENTS

Exhibit

99.1	Secretarial Audit Report for the Quarter ended March 31, 2010, dated April 15, 2010, submitted to the Stock Exchanges--Delhi/Bombay/Calcutta/Madras, the National Stock Exchange (India) and the NYSE.

99.2
Compliance Certificate under Clause 47 of the Listing Agreement for the Six Months ended March 31, 2010, dated April 19, 2010, submitted to the Stock Exchanges-- Delhi/Bombay/Calcutta/Madras, the National Stock Exchange (India) and the NYSE.

99.3
Shareholding Pattern for the Quarter ended March 31, 2010 under Clause 35 of the Listing Agreement, dated April 19, 2010, submitted to the Stock Exchanges-- Delhi/Bombay/Calcutta/Madras, the National Stock Exchange (India) and the NYSE.

99.4
Details of Shareholding under SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, dated April 20, 2010, submitted to the Stock Exchanges-Delhi/Bombay/Calcutta/Madras, the National Stock Exchange (India) and the NYSE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mahanagar Telephone Nigam Limited (Registrant)

By:	/s/ S. R. Sayal
Name: S. R. Sayal
Title: Company Secretary

Date:  April 28, 2010